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                            November 19, 2021

       Ning Li
       Chief Financial Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City,
       Guangdong Province 510620
       People   s Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed November 9,
2021
                                                            File No. 333-259304

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2021 letter.

       Amendment No. 1 to Form F-3 filed November 9, 2021

       Prospectus Cover Page, page i

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries based
in China. We note your disclosure that such structure involves unique risks to
investors. Provide a cross-reference to your detailed discussion of risks facing the company and
the offering as a result of this structure.
 Ning Li
FirstName
CNFinanceLastNameNing
           Holdings Ltd. Li
Comapany 19,
November  NameCNFinance
              2021          Holdings Ltd.
November
Page 2    19, 2021 Page 2
FirstName LastName
2.       We note your response to prior comment 1 and reissue in part. Please provide
         prominent disclosure that addresses how recent statements and regulatory actions by
         China   s government, such as those related to the use of variable interest entities and data
         security or anti-monopoly concerns, has or may impact the company   s
ability to conduct
         its business, accept foreign investments, or list on a U.S. or other foreign exchange.
3. We note your response to prior comment 2 and reissue in part. Please confirm that you
         will refrain from using terms such as    we    or    our    when
describing activities of
         subsidiaries throughout the registration statement and revise as necessary. In this regard, we note that you use such terms when referring to the holding company and subsidiaries together as a group.
4. We note your response to prior comment 5. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date.
Our Company, page 1

5. We note your response to prior comment 3 and reissue in part. In the summary of risk factors, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice.
6. We note your response to prior comment 4, and your disclosure that you do not believe you are required to obtain any permission from PRC authorities to issue your
         ADSs to foreign investors. Please revise to expand your disclosure to explain what the consequences may be if you later find out that you needed permission from PRC authorities to conduct the offering or list outside of China. Also disclose the consequences to you and your investors if applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
7. We note your response to prior comment 6 and reissue. Please disclose in this section that trading in your securities may be prohibited under the Holding Foreign Companies
         Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the
         PCAOB has been or is currently unable to inspect your auditor, revise your disclosure here to so state. Also, we note your disclosure on the cover page that your ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect your auditors who is located in China. Please revise to clarify that the consequence is that trading in your securities may be prohibited under the HFCA Act.
         Similarly provide clarification in the heading of your risk factor on page 11 to state that trading may be prohibited.
 Ning Li
CNFinance Holdings Ltd.
November 19, 2021
Page 3
The oversight of the China Securities Regulatory Commission, Cyberspace Administration of
China or other governmental authorities, page 9

8. We note your response to prior comment 8 and reissue in part. Please revise to also discuss the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
       You may contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 if you
have any questions.



FirstName LastNameNing Li                                     Sincerely,
Comapany NameCNFinance Holdings Ltd.
                                                              Division of
Corporation Finance
November 19, 2021 Page 3                                      Office of Finance
FirstName LastName